

Mail Stop 3030

July 10, 2009

VIA U.S. MAIL

Robert P. King
Chief Financial Officer
Nature Vision, Inc.
1480 Northern Pacific Road
Brainerd, Minnesota 56401

      Re: Nature Vision, Inc.
              Form 10-K for the fiscal year ended December 31, 2008
              Filed March 31, 2009
              File No. 000-07475

Dear Mr. King:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Martin F. James
                      Senior Assistant Chief Accountant